Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Renewable’s 2013 third quarter results as well as the Letter to Shareholders and Supplemental Results on the web site under the Investor Relations section at www.brookfieldrenewable.com.

The 2013 third quarter results conference call can be accessed via webcast on November 5, 2013 at 9:00 a.m. ET at www.brookfieldrenewable.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 1557#) until December 5, 2013.

All amounts in U.S. dollars unless stated otherwise

BROOKFIELD RENEWABLE REPORTS THIRD QUARTER RESULTS

HAMILTON, Bermuda, November 5, 2013 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced strong results for the three and nine months ended September 30, 2013.

“We are pleased with our results and the continued success of our operating and growth plans,” said Richard Legault, President and CEO. “The recent announcement of an additional 85 MW of hydroelectric assets is another example of our ability to expand our portfolio with attractive assets that combine a strong current cash flow profile with long-term growth potential.”

Financial Results

Unaudited	Three months ended		Nine months ended
US$ millions	September 30		September 30
(except per unit amounts)
	2013	2012	2013	2012
Generation (GWh)
- Total	5,154	2,971	16,954	11,889
- Brookfield Renewable's share	4,415	2,625	14,452	10,716
Revenues	$392	$229	$1,313	$992
Adjusted EBITDA(1)	$260	$118	$936	$657
Funds from operations (FFO)(1)	$108	$11	$457	$273
FFO per unit(1)(2)	$0.41	$0.04	$1.72	$1.03
(1)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	For the three and nine months ended September 30, 2013 weighted average LP units, Redeemable/Exchangeable units and General partnership units totaled 265.3 million (2012: 265.2 million).

Review of Operations

Total generation was 5,154 GWh for the three months ended September 30, 2013 compared to a long-term average of 4,960 GWh and to 2,971 GWh for the same period in the prior year. The hydroelectric portfolio generated 4,539 GWh and 10% higher than long-term average of 4,141 GWh. Generation increased 2,077 GWh year-over-year reflecting the strong performance of new assets and a return to more normal generation levels relative to the very dry conditions in the same period last year. Recent acquisitions and assets reaching commercial operations within the last year resulted in generation increasing by 851 GWh compared to a long-term average of 701 GWh. Reservoir levels on a portfolio basis are in line with long-term average conditions for this time of year.

The wind portfolio generated 441 GWh, below the long-term average of 579 GWh and 140 GWh higher than the prior year as a result of facilities acquired in California and more favorable wind conditions.

For the third quarter, Adjusted EBITDA was $260 million as compared to $118 million in Q3 2012. Funds from operations were $108 million or $0.41 per unit as compared with $11 million or $0.04 per unit in the prior year.

For the first nine months of 2013, funds from operations were $457 million or $1.72 per unit as compared with $273 million or $1.03 per unit in the first nine months of 2012.

The tables below summarize generation by segment and region:
	Generation (GWh)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended September 30	2013	2012	2013	LTA	Prior Year
Hydroelectric generation
United States	2,353	889	2,013	340	1,464
Canada	1,292	705	1,234	58	587
Brazil (1)	894	868	894	-	26
	4,539	2,462	4,141	398	2,077
Wind Energy
United States	295	150	341	(46)	145
Canada	146	151	238	(92)	(5)
	441	301	579	(138)	140
Other	174	208	240	(66)	(34)
Total generation (2)	5,154	2,971	4,960	194	2,183
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

	Generation (GWh)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the nine months ended September 30	2013	2012	2013	LTA	Prior Year
Hydroelectric generation
United States	7,856	4,466	7,231	625	3,390
Canada	4,093	2,999	3,891	202	1,094
Brazil (1)	2,733	2,546	2,733	-	187
	14,682	10,011	13,855	827	4,671
Wind Energy
United States	970	461	1,067	(97)	509
Canada	747	765	854	(107)	(18)
	1,717	1,226	1,921	(204)	491
Other	555	652	680	(125)	(97)
Total generation (2)	16,954	11,889	16,456	498	5,065
(1)	In Brazil, assured generation levels are used as a proxy for long-term average.
(2)	Includes 100% of generation from equity-accounted investments.

Recent Highlights

•
On November 1, 2013, Brookfield Renewable announced an agreement to acquire, with its institutional partners, a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers. The portfolio is expected to generate approximately 375 GWh annually, approximately 40% of which is sold under long-term contract to local utilities with the remainder sold into the New England wholesale power market.

•
Brookfield Renewable and its partners also announced an agreement to acquire the remaining 50% interest in the 30 MW Malacha Hydro facility in California. The facility’s output is under long-term contract.

•	Construction of the 45 MW Kokish River hydro project in western Canada continues to meet its milestones for scope, schedule and budget, and remains on track for completion in mid-2014.

•
Liquidity has been enhanced to approximately $1.25 billion as at the date of this release, reflecting strong operating cash flows, an increase to the corporate credit facility and the proceeds received from the 49.9% co-investment by institutional partners in connection with the 360 MW portfolio of hydroelectric generation facilities in the Northeastern United States acquired earlier this year.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of US$0.3625 per unit, payable on January 31, 2014 to unitholders of record as at the close of business on December 31, 2013. This distribution is consistent with Brookfield Renewable’s policy of targeting a long-term, sustainable distribution in the range of 60-70% of FFO and which increases on average by 3% to 5% annually.

Brookfield Renewable is announcing a change to the timing of its quarterly distributions. The 2013 fourth quarter distribution will be paid as originally scheduled on January 31, 2014. Shareholders of record at February 28, 2014 will receive a payment on March 31, 2014, pro-rated for the two month period. Thereafter quarterly distributions will be paid on the last day of the quarter, to shareholders of record at the end of the prior month. If a Record or Payment Date falls on a non-business day, it will be moved to the prior business day. The following schedule sets out the distribution schedule through 2014.

Brookfield Renewable Energy Partners - 2014 Quarterly Distribution Schedule

Record Date	Payment Date
December 31, 2013	January 31, 2014
February 28, 2014	March 31, 2014
May 30, 2014	June 30, 2014
August 29, 2014	September 30, 2014
November 28, 2014	December 31, 2014

The regular quarterly dividends on the Brookfield Renewable Power Preferred Equity Inc. preferred shares have also been declared. There is no change to the preferred share dividend schedule.

Information on Brookfield Renewable’s distributions and preferred share dividends can be found on its website at www.brookfieldrenewable.com under Investor Relations.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its limited partnership units who are resident in Canada to acquire additional units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on Brookfield Renewable’s website at www.brookfieldrenewable.com/DRIP.

Additional Information

The Letter to Shareholders and the Supplemental Results for the period ended September 30, 2013 contain further information on Brookfield Renewable’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available at www.brookfieldrenewable.com.

* * * * *

Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 5,900 megawatts of installed capacity. Diversified across 69 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, the future growth prospects, achieving long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of renewable asset class and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this news release are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; our operations are highly regulated and exposed to increased regulation which could result in additional costs; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes and litigation; our operations could be affected by local communities; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; general industry risks relating to the North American and Brazilian power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify and complete sufficient investment opportunities; the growth of our portfolio; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; the departure of some or all of Brookfield’s key professionals; and the completion and expected benefits of announced transactions.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any date subsequent to November 5, 2013, the date of this news release. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Annual Information Form and Form 20-F.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This news release contains references to Adjusted EBITDA, funds from operations and net asset value which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and net asset value used by other entities. We believe that Adjusted EBITDA, funds from operations and net asset value are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations  nor net asset value should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of Adjusted EBITDA and funds from operations to net income is presented in our Management’s Discussion and Analysis and in our interim consolidated financial statements for the third quarter of 2013 at www.brookfieldrenewable.com.

_________________________________________________
References to Brookfield Renewable are to Brookfield Renewable Energy Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS
	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Generation (GWh)	5,154	2,971	16,954	11,889
Revenues	$392	$229	$1,313	$992
Other income	1	2	5	12
Share of cash earnings from
equity-accounted investments	7	3	19	11
Direct operating costs	(140)	(116)	(401)	(358)
Adjusted EBITDA (1)	260	118	936	657
Interest expense – borrowings	(105)	(99)	(313)	(313)
Management service costs	(9)	(10)	(32)	(25)
Current income taxes	(4)	1	(15)	(12)
Cash portion of non-controlling interests
Preferred equity	(10)	(3)	(27)	(10)
Participating non-controlling interests
- in operating subsidiaries	(24)	4	(92)	(24)
Funds from operations(1)	$108	$11	$457	$273
(1)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

NET ASSET VALUE
	Total		Per Share(3)
	Sep 30	Dec 31	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2013	2012
Property, plant and equipment, at fair value
Hydroelectric(1)	$13,626	$13,005	$51.36	$49.04
Wind energy	2,614	2,244	9.85	8.46
Other	68	71	0.26	0.27
	16,308	15,320	61.47	57.77
Development assets	455	382	1.72	1.44
Equity-accounted investments	314	344	1.18	1.30
Working capital and other, net	150	149	0.57	0.56
Long-term debt and credit facilities	(6,654)	(6,119)	(25.09)	(23.07)
Participating non-controlling interests - in operating
subsidiaries	(1,188)	(1,028)	(4.48)	(3.88)
Preferred equity	(821)	(500)	(3.09)	(1.89)
Net asset value(2)	$8,564	$8,548	$32.28	$32.23
(1)	Includes $35 million of intangible assets (2012: $44 million).
(2)	Non-IFRS measure. See "Cautionary Statement Regarding Use of Non-IFRS Measures".
(3)
Net asset value per share is based on LP Units, Redeemable/Exchangeable units and General partnership units outstanding as at September 30, 2013 of 133.0 million, 129.7 million and 2.6 million respectively (2012: 132.9 million, 129.7 million and 2.6 million respectively).

FINANCIAL RESULTS ON A CONSOLIDATED AND PROPORTIONATE BASIS

The following table reflects generation for the three months ended September 30, 2013 on a proportionate and consolidated basis.

					Third party
	Proportionate				interests	Consolidated
		Partially-	Equity-
	Wholly-owned	owned	accounted
Generation (GWh)	assets	assets	investments	Total
Hydroelectric generation
United States	1,527	300	61	1,888	465	2,353
Canada	1,218	-	37	1,255	37	1,292
Brazil(1)	788	16	20	824	70	894
	3,533	316	118	3,967	572	4,539
Wind energy
United States	82	46	-	128	167	295
Canada	146	-	-	146	-	146
	228	46	-	274	167	441
Other	174	-	-	174	-	174
Total generation -2013	3,935	362	118	4,415	739	5,154
Total generation -2012	2,386	94	145	2,625	346	2,971
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the three months ended September 30, 2013, including revenues, adjusted EBITDA and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

					Third party
	Proportionate				interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$294	$48	$-	$342	$50		$392
Other income	1	-	-	1	-		1
Share of cash earnings from
equity-accounted
investments	-	-	7	7	-		7
Direct operating costs	(117)	(9)	-	(126)	(14)		(140)
Adjusted EBITDA(1)	178	39	7	224	36		260
Interest expense - borrowings	(80)	(13)	-	(93)	(12)		(105)
Management service costs	(9)	-	-	(9)	-		(9)
Current income taxes	(4)	-	-	(4)	-		(4)
Preferred equity	(10)	(2) -	-	(10)	-		(10)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(24	)(2)	(24)
Funds from operations - 2013(1)	$75	$26	$7	$108	$-		$108
Funds from operations - 2012(1)	$7	$1	$3	$11	$-		$11
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.

The following table reflects generation for the nine months ended September 30, 2013 on a proportionate and consolidated basis.

					Third party
	Proportionate				interests	Consolidated
		Partially-	Equity-
	Wholly-owned	owned	accounted
Generation (GWh)	assets	assets	investments	Total
Hydroelectric generation
United States	5,063	1,046	159	6,268	1,588	7,856
Canada	3,797	-	148	3,945	148	4,093
Brazil(1)	2,400	51	63	2,514	219	2,733
	11,260	1,097	370	12,727	1,955	14,682
Wind energy
United States	273	150	-	423	547	970
Canada	747	-	-	747	-	747
	1,020	150	-	1,170	547	1,717
Other	555	-	-	555	-	555
Total generation - 2013	12,835	1,247	370	14,452	2,502	16,954
Total generation - 2012	9,666	630	420	10,716	1,173	11,889
(1)	In Brazil, assured energy generation levels are used as a proxy for long-term average.

The following table illustrates our financial results for the nine months ended September 30, 2013, including revenues, adjusted EBITDA, and funds from operations on a proportionate basis, while adjusting for our share from facilities in which we own less than 100%:

					Third party
	Proportionate				interests		Consolidated
	Wholly-	Partially-	Equity-
	owned	owned	accounted
(MILLIONS, EXCEPT AS NOTED)	assets	assets	investments	Total
Revenues	$979	$167	$-	$1,146	$167		$1,313
Other income	5	-	-	5	-		5
Share of cash earnings from
equity-accounted
investments	-	-	19	19	-		19
Direct operating costs	(334)	(27)	-	(361)	(40)		(401)
Adjusted EBITDA(1)	650	140	19	809	127		936
Interest expense - borrowings	(237)	(41)	-	(278)	(35)		(313)
Management service costs	(32)	-	-	(32)	-		(32)
Current income taxes	(15)	-	-	(15)	-		(15)
Preferred equity	(27)	(2) -	-	(27)	-		(27)
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	(92	)(2)	(92)
Funds from operations - 2013(1)	$339	$99	$19	$457	$-		$457
Funds from operations - 2012(1)	$214	$48	$11	$273	$-		$273
(1)	Non-IFRS measures. Refer to "Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Represents third party interests’ funds from operations.